April 26, 2018

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Anu Dubey
                     Kenneth Ellington

Re: Pear Tree Funds
Registration on Form N-14 filed March 16, 2018 (File no. 333-223748)

Ladies and Gentlemen:

We serve as counsel to Pear Tree Funds (the "Registrant"), a Massachusetts business trust and an investment company currently registered with the Commission under the Investment Company Act of 1940, as amended (the "1940 Act").  On April 2, 2018, you provided us with certain oral comments from the Staff of the Commission to the Registrant's Registration Statement on Form N-14 (the "Registration Statement") under the Securities Act of 1933 relating to the proposed reorganization (the "Reorganization") of Pear Tree PanAgora Risk Parity Emerging Markets Fund ("Risk Parity Fund"), a series of the Trust, into Pear Tree PanAgora Emerging Markets Fund ("Emerging Markets Fund," and together with Risk Parity Fund, each a "Fund" and collectively the "Funds"), also a series of the Trust.  As described in the Registration Statement, as a result of the Reorganization, shareholders of Risk Parity Fund will become shareholders of Emerging Markets Fund.
In this letter, the Registrant is responding to the Staff's comments.  For your convenience, each Staff comment is presented below in italics, with the Registrant's response immediately following in regular type.
A. Comments to Disclosure Matters
1. Please confirm that the legal opinion relating to the legality of the shares being offered by Emerging Markets Fund and the tax opinion relating to the U.S. federal income tax consequences of the Reorganization each conforms with "Legality and Tax Opinions in Registered Offerings," Staff Legal Bulletin No. 19 (October 14, 2011) ("Staff Bulletin 19").
The Registrant confirms that the legal and tax opinions of Sullivan & Worcester LLP, attached to Pre-Effective Amendment No. 1 to the Registration Statement as exhibits 11 and 12 to Item 16, each conforms to Staff Bulletin No. 19.

Securities and Exchange Commission
April 26, 2018

2. Please file a "delaying amendment" to the Registration Statement in conformity to Rule 473 under the Securities Act.
The Registrant confirms that on April 4, 2018, it filed an amendment to the Registration Statement pursuant to Rule 473 under the Securities Act, which has the effect of delaying the effectiveness of the Registration Statement.
3. On page 4 of the introduction to the Combined Prospectus/Information Statement, please note in the narrative that Emerging Markets Fund has higher overall operating expenses both before the application of fee waivers/expense reimbursements and after.
This section has been revised as requested.
4. On page 5 of the introduction to the Combined Prospectus/Information Statement, please explain why Risk Parity Fund shareholders are not being requested to provide proxies, i.e., vote on whether to approve the Reorganization.
This section has been revised as requested.
5.  In "Comparison Fee Table and Example; Portfolio Turnover" of the Combined Prospectus/Information Statement, please exclude information relating to fee waivers and expense reimbursements unless the agreements relating to those fee waivers and expense reimbursements comply with Form N-1A, Item 3, Instruction 3(e).
 Pear Tree Advisors, Inc., the investment manager to each Fund, has agreed to extend all fee waivers and expense reimbursement arrangements applicable to Emerging Markets Fund until July 31, 2019.
6. In "Comparison Fee Table and Example; Portfolio Turnover" of the Combined Prospectus/Information Statement, (a) for "Management fees" add, if accurate, a reference to footnote 3 to the current and pro forma information for Emerging Markets Fund-Ordinary Shares, Institutional and Class R6 Shares, (b) for each of "Less fee waivers and/or expense reimbursements" and "Total net annual fund operating expenses (after waivers/reimbursements)" add, if accurate, a reference to footnote 3 to the current and pro forma information for Emerging Markets Fund, all share classes, and a reference to footnote 4 to the current information for Emerging Markets Fund, all shares classes, and (c) for each of "Less fee waivers and/or expense reimbursements" and "Total net annual fund operating expenses (after waivers/reimbursements)" add, if accurate, a reference to footnote 1 to the current and pro forma information for Emerging Markets Fund, Institutional Shares.

Securities and Exchange Commission
April 26, 2018

This section has been revised as requested.
7. In "Summary of Investments, Strategies and Risks—Principal Risks Common to Both Funds—Sector Risk" disclose if either Fund currently is investing more than 25 percent of its assets in a specific industry sector.
As of March 31, 2018, neither Fund was investing more than 25 percent of its assets in a specific industry sector.
8. In "Summary of Investments, Strategies and Risks—Principal Risks Applicable only to Emerging Markets Fund—Concentrations in Certain Countries and Geographic Regions" disclose if either Fund currently is investing more than 25 percent of its assets in a specific country.
As of March 31, 2018, neither Fund was investing more than 25 percent of its assets in a specific country.
9. In "Summary of Investments, Strategies and Risks—Investment Restrictions and Limitations," highlight in the introductory paragraph the differences in investment restrictions and limitations.
This section has been revised as requested.
10. In "Key Information About the Reorganization—Reasons for the Reorganization," disclose whether the Trustees considered that (a) Emerging Markets Fund's annual fund operating expenses would be higher than Risk Parity Fund's current annual fund operating expenses and (b) Emerging Markets Fund would pursue the risk-parity portion of its strategy directly rather than indirectly. In addition, please confirm that a reason for the Reorganization was the fact that the costs of the Reorganization would be borne by Risk Parity Fund.
This section has been revised as requested.  To facilitate Staff review, the Trustee considerations have been reordered to reflect the order of proposed board considerations described in "Investment Company Mergers," SEC Release IC-25666 (July 18, 2002).  In addition, this section has been retitled to "Trustee Considerations for Approving the Reorganization" to more accurately reflect the ensuing discussion.
11. Please complete all charts and tables that currently have been identified as "subject to completion," as well "Key Information About the Reorganization—Control Persons and Principal Holders of Securities."

Securities and Exchange Commission
April 26, 2018

All charts and tables have been completed as requested.
B. Comments relating to Tax and Accounting Matters
12. Please explain the rationale for having Risk Parity Fund pay the full amount of the costs of the Reorganization.
In the opinion of the Manager (which recommended to the Trustees that the costs of the Reorganization be borne by Risk Parity Fund), it was immaterial whether the costs were borne directly by Risk Parity Fund as eventually, substantially all of those costs would be borne indirectly by Emerging Markets Fund.  As of April 1, 2018, Emerging Markets Fund held approximately 96 percent of Risk Parity Fund's outstanding shares, and Emerging Markets Fund is expected to maintain its interests in Risk Parity Fund through the Reorganization.
13. Please confirm that all fees and expenses reflected in the Combined Prospectus/Information Statement are current.
The Registrant confirms that all fees and expenses reflected in the Combined Prospectus/Information Statement are accurate as of the date identified in the corresponding discussion.
14. In "Comparison Fee Table and Example; Portfolio Turnover—Expense Example," please confirm that the entries for Emerging Markets Fund (pro forma combined) Institutional Shares are correct.
These entries have been revised.   The Registrant notes that the amounts do not reflect the application of a fee waiver or expense reimbursement arrangement that would not be in effect for the entire period covered.
15. In "Key Information About the Reorganization—Federal Income Tax Consequences" and Part B, Note 6 disclose the current capital loss carryforwards for each Fund and whether they are subject to expiration or limitation.
Each section has been revised as requested.
16. In each of the Combined Prospectus/Information Statement and Part B, Note 4, please disclose the anticipated aggregate amount of the costs of the Reorganization, as well as the aggregate amount of the transactions costs that Risk Parity Fund expects to incur to realign its portfolio in anticipation of the Reorganization.  Please include these costs in "pro forma adjustments" in the capitalization table in response to Item 4(b) of Form N-14.
Each section, including the capitalization table, has been revised as requested.

Securities and Exchange Commission
April 26, 2018

17. In each of the Combined Prospectus/Information Statement and Part B, Note 4, please disclose per share capital gains as a result of the anticipated realignment of the Risk Parity Fund portfolio.
In "Key Information About the Reorganization—Federal Income Tax Consequences," the Registrant already notes that all gains in the Risk Parity Fund portfolio will be offset by capital loss carryforwards.  As requested, the Registrant has revised Part B, Note 4 to include a statement to the same effect.
18. In "Key Information About the Reorganization—Capitalization," please confirm that the entries for Emerging Markets Fund (pro forma combined) Institutional Shares are correct.
These entries have been revised.
19. In Part B, Note 1, please provide a list of the securities currently held by Risk Parity Fund that will be transferred to Emerging Markets Fund upon completion of the Reorganization.
That note has been revised as requested.
20. Please add a note to Part B describing any changes to accounting policies, including any valuation policies, that are expected as a result of the Reorganization.
A note has been added as requested.
*      *     *
Please call me at (617) 338-2961 if you have any question relating to the Registration Statement or this letter.
Very truly yours,
/s/ John Hunt

  John Hunt
JH:hex

Cc: Deborah A. Kessinger
     Pear Tree Advisors, Inc.
2194212.4